Exhibit 4.5

FORM 51-102F3

MATERIAL CHANGE REPORT

Item 1.                                                         Name and Address of Company

Neovasc Inc. (the “Company”)

13700 Mayfield Place, Suite 2135

Richmond, BC

V6V 2E4

Item 2.                                                         Date of Material Change

February 3, 2014

Item 3.                                                         News Release

A news release announcing this material change was issued February 3, 2014 and a copy has been filed on SEDAR.

Item 4.                                                         Summary of Material Changes

On February 3, 2014, the Company announced that a first-in-human implantation of its Tiara transcatheter mitral valve was successfully performed on January 30, 2014 by physicians at St. Paul’s Hospital in Vancouver, B.C.

Item 5.                                                         5.1 — Full Description of Material Change

On February 3, 2014, the Company announced that a first-in-human implantation of its Tiara transcatheter mitral valve was successfully performed on January 30, 2014 by physicians at St. Paul’s Hospital in Vancouver, B.C. The transapical procedure resulted in the elimination of mitral regurgitation (“MR”) and significantly improved heart function in the patient, without the need for cardiac bypass support and with no procedural complications.

The implantation was conducted by Dr. Anson Cheung, Professor of Surgery and Director of Cardiac Transplant, and Dr. John Webb, Director of Interventional Cardiology, at St. Paul’s Hospital. They were supported by Dr. Stefan Verheye, Senior Interventional Cardiologist at the Antwerp Cardiovascular Center / ZNA Middelheim, Belgium and Dr. Shmuel Banai, Medical Director of Neovasc and Director of Interventional Cardiology at Tel Aviv Medical Center, Israel.

Tiara is a self-expanding mitral bioprosthesis specifically designed to treat mitral valve regurgitation, a serious and poorly served condition that requires development of highly specialized devices to address the complex mitral anatomy. Significant mitral regurgitation can lead to heart failure and death. Conventional surgical treatments are only appropriate for approximately half of MR patients.

Tiara is implanted in the heart using a minimally-invasive, transcatheter approach and is designed to replace the diseased native mitral valve without the need for open heart surgery or use of a cardiac bypass machine.

5.2 — Disclosure for Restructuring Transactions

Not applicable.

Item 6.                                                         Reliance on subsection 7.1(2) of National Instrument 51-102

Not applicable.

Item 7.                                                         Omitted Information

Not applicable.

Item 8.                                                         Executive Officer

For further information, please contact Chris Clark, Chief Financial Officer of the Company, at 604-270-4344.

Item 9.                                                         Date of Report

February 14, 2014.